UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

CA, Inc. (formerly known as Computer Associates International, Inc.)

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

12673P105

(CUSIP Number)

Mr. Roger Rotach

Careal Holding AG

Utoquai 49

8022 Zurich, Switzerland

Telephone Number 41-44-269-53-16

Copy to:

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12673P105

1	Names of Reporting Persons Careal Holding AG

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 125,813,380

	8	Shared Voting Power 0

	9	Sole Dispositive Power 125,813,380

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 125,813,380

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 26.6% (1)

14	Type of Reporting Person (See Instructions) CO

(1)  Based upon 472,348,388 shares of Common Stock outstanding as of June 5, 2012, as disclosed in the Company’s Definitive Proxy Statement that was filed by the Company with the Securities and Exchange Commission on June 11, 2012.

CUSIP No. 12673P105

1	Names of Reporting Persons Martin Haefner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC OF CAREAL HOLDING AG

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 125,813,380

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 125,813,380

11	Aggregate Amount Beneficially Owned by Each Reporting Person 125,813,380

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 26.6% (1)

14	Type of Reporting Person (See Instructions) IN

(1)  Based upon 472,348,388 shares of Common Stock outstanding as of June 5, 2012, as disclosed in the Company’s Definitive Proxy Statement that was filed by the Company with the Securities and Exchange Commission on June 11, 2012.

CUSIP No. 12673P105

1	Names of Reporting Persons Eva Maria Bucher-Haefner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC OF CAREAL HOLDING AG

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 125,813,380

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 125,813,380

11	Aggregate Amount Beneficially Owned by Each Reporting Person 125,813,380

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 26.6% (1)

14	Type of Reporting Person (See Instructions) IN

(1)  Based upon 472,348,388 shares of Common Stock outstanding as of June 5, 2012, as disclosed in the Company’s Definitive Proxy Statement that was filed by the Company with the Securities and Exchange Commission on June 11, 2012.

This Amendment No. 10 (this “Amendment”) to the Statement on Schedule 13D, filed on August 24, 1987, by Careal Holding AG, a Swiss corporation (“Careal”), and Mr. Walter H. Haefner, a national and resident of Switzerland, as amended on July 21, 1988, February 22, 1989, June 14, 1989, August 3, 1989, December 1, 1989, September 16, 1998, November 14, 2001, December 28, 2001 and October 30, 2003 (the “Statement”), further amends and supplements such Statement with respect to the Common Stock, par value $.10 per share (“Common Stock”), of CA, Inc.(formerly known as Computer Associates International, Inc.), a Delaware corporation (the “Company”).  All items not described herein remain as previously reported in the Statement.  Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement, as previously amended, filed with the Securities and Exchange Commission.

Careal, Martin Haefner and Eva Maria Bucher-Haefner are filing this Amendment to report the acquisition of beneficial ownership of shares of Common Stock by Martin Haefner and Eva Maria Bucher-Haefner following the death of Walter Haefner, and to add each of Martin Haefner and Eva Maria Bucher-Haefner as reporting persons and to remove Walter Haefner as a reporting person under this Schedule 13D.

Item 1.  Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the Common Stock, par value $.10 per share (the “Common Stock”), of CA, Inc. (formerly known as Computer Associates International, Inc.), a Delaware corporation (the “Company”), whose address is 1 CA Plaza, Islandia, New York 11749.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c)This statement is filed by Careal Holding AG, a Swiss corporation (“Careal”), and by each of Martin Haefner and Eva Maria Bucher-Haefner, each of whom is a citizen and resident of Switzerland. Careal is a holding company of which 50% of the shares are owned by Martin Haefner and 50% of the shares are owned by Ms. Bucher-Haefner. Through its subsidiaries, Careal is primarily engaged in a wholesale and retail distributorship in Switzerland for foreign automobiles and parts and in a real estate business in Switzerland.  Martin Haefner is Chairman and President of Careal and Ms. Bucher-Haefner is director of the board of Careal.  The principal place of business of each of Careal, Martin Haefner and Ms. Bucher- Haefner is Utoquai 49, 8022 Zurich, Switzerland.

The information required by this Item with respect to the other directors and executive officers of Careal is furnished in Schedule A attached hereto and incorporated herein by reference.

(d)-(e)  During the last five years neither Careal nor any of its directors or executive officers, including Martin Haefner and Ms. Bucher-Haefner, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Careal intends to hold the Common Stock owned by it for general investment purposes. Careal also intends to review on a continuing basis its investment in the Company and may increase or decrease such investment through sales or purchases of Common Stock in the open market, in privately negotiated transactions or otherwise.

The extent of any such increase or decrease would depend upon the price and availability of the Common Stock, the then-current number of shares of Common Stock owned by Careal, the availability of funds to Careal, developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to Careal, general stock market and economic conditions, tax considerations and other relevant factors. Except as set forth in the two preceding sentences, none of Careal, Martin Haefner or Ms. Bucher-Haefner has any present plans or proposals which relate to or would result in the occurrence of any of the events listed in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, Careal is the owner of record of 125,813,380 shares of Common Stock, representing approximately 26.6% of the Common Stock outstanding based upon 472,348,388 shares of Common Stock outstanding as of June 5, 2012, as disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on June 11, 2012.  As the owner of 50% of the shares of Careal, each of Martin Haefner and Ms. Bucher-Haefner may be deemed to be the beneficial owner of such 125,813,380 shares of Common Stock and each may be deemed to have shared voting and dispositive power with respect thereto.

Other than the 125,813,380 shares of Common Stock owned of record by Careal and that may be deemed to be beneficially owned by Martin Haefner and Ms. Bucher-Haefner, to the best knowledge of Careal, none of its other directors or executive officers are the beneficial owners of, nor do any of them have a right to acquire, directly or indirectly, shares of Common Stock.

(c) Following the death of Walter Haefner, previously the sole shareholder of Careal, the shares of Careal became property of Walter Haefner’s estate and were then transferred on July 4, 2012 to his children, Martin Haefner and Ms. Bucher-Haefner, each of whom now owns 50% of the shares of Careal.  Other than these transactions, none of Careal, Martin Haefner or Ms. Bucher-Haefner has effected any transactions in shares of Common Stock in the past 60 days.

(d) Other than Careal, Martin Haefner and Ms. Bucher-Haefner, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 125,813,380 shares of Common Stock owned of record by Careal.

(e) Following his death on June 19, 2012, Walter Haefner is no longer a reporting person under this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the exhibits listed below:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
5	Joint Filing Agreement
6	Power of Attorney for Martin Haefner
7	Power of Attorney for Eva Maria Bucher-Haefner

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 10, 2012
CAREAL HOLDING AG

By: Martin Haefner, Chairman and President

		By:	/s/ Claude Lambert
Claude Lambert
Attorney-in-fact for Martin Haefner

MARTIN HAEFNER

	By:	/s/ Claude Lambert
Claude Lambert, attorney-in-fact

EVA MARIA BUCHER-HAEFNER

	By:	/s/ Claude Lambert
Claude Lambert, attorney-in-fact

SCHEDULE A TO THE SCHEDULE 13D of CAREAL HOLDING AG

Name, Business Address and Citizenship(1)	Present Principal Occupation and Employer
Martin Haefner	Chairman and President, Careal Holding AG
Eva Maria Bucher-Haefner	Director of the Board, Careal Holding AG
Josef Felder	Director of the Board, Careal Holding AG
Peter Widmer	Director of the Board, Careal Holding AG
Roger Rotach	Executive Vice President and Chief Financial Officer
Paul Räss	Vice President - Finance
Clelia Schmid	Vice President - Retirement Funds

(1)  The business address of each is Careal Holding AG, Utoquai 49, 8022 Zurich, Switzerland, and each is a citizen of Switzerland.

EXHIBIT INDEX

Exhibit	Description of Exhibit
5	Joint Filing Agreement
6	Power of Attorney for Martin Haefner
7	Power of Attorney for Eva Maria Bucher-Haefner